UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE ANNOUNCES PAYMENT OF CONVERTIBLE PROMISSORY NOTES “CPN’S”

Vancouver, British Columbia- DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an Financial Technology “Fintech” company today announced that during fiscal 2017 and up to the Q3 reporting period ended September 30, 2018 and subsequent to November 8, 2018; funds raised via Convertible Promissory Notes “CPN’S” totalled approximately US$1.4m. The principal balances of all current notes of maturity have been fully repaid and have a zero balance. Any new Notes will have a term to maturity equal to a minimum of six months and as a result no further conversions or dilution is anticipated until late Q1.2019 from any of these third-party lenders.

In addition, the Company reports that the development of the new Digatrade OTC Trade Desk website; featuring newly implemented trade features and modules has started and is expected to go-live early Q1.2019.

Additional information will be provided as it materializes.
a)
ABOUT DIGATRADE:
DIGATRADE is a global Financial Technology “Fintech” company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G-2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: November 9, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO

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